As filed with the Securities and Exchange Commission on November 29, 1999

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 2 TO
                                 SCHEDULE 13E-4
                               (FINAL AMENDMENT)

                          ISSUER TENDER OFFER STATEMENT
                          (PURSUANT TO SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934)

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                             WESTPOINT STEVENS INC.
                                (Name of issuer)
                      (Name of Person(s) Filing Statement)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   961238 102
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              CHRISTOPHER N. ZODROW
                          VICE PRESIDENT AND SECRETARY
                             WESTPOINT STEVENS INC.
                              507 WEST TENTH STREET
                            WEST POINT, GEORGIA 31833
                                 (706) 645-4000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                          COPIES OF COMMUNICATIONS TO:

                             HOWARD CHATZINOFF, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

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                                OCTOBER 29, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

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                            CALCULATION OF FILING FEE

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TRANSACTION VALUE:*    $66,000,000              AMOUNT OF FILING FEE:*   $13,200
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*BASED ON $22.00 CASH PRICE PER SHARE FOR 3,000,000 SHARES.


[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.


AMOUNT PREVIOUSLY PAID: $13,200             FILING PARTY: WESTPOINT STEVENS INC.
FORM OR REGISTRATION NO. SCHEDULE 13E-4     DATE FILED: OCTOBER 29, 1999

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NY2:\853719\01\$@QF01!.DOC\80765.0004

      This Amendment No. 2 amends the Issuer Tender Offer Statement on Schedule 13E-4 initially filed on October 29, 1999 (as amended, the "Statement"), relating to the tender offer by WestPoint Stevens Inc., a Delaware corporation, to purchase up to 3,000,000 shares of its common stock, par value $.01 per share (the "Shares"), at prices specified by its stockholders, net to the seller in cash, not greater than $22.00 nor less than $19.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 29, 1999 and in the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer"). The only Items being amended are those Items set forth below. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meaning given such terms in the Offer.


ITEM 8. ADDITIONAL INFORMATION.

      Item 8(e) is hereby amended and supplemented by incorporation by the following information:

      On November 24, 1999, the Company issued a press release announcing the termination of the Tender Offer. The full text of such press release is filed herewith as Exhibit (a)(11) and is incorporated herein by reference. No Shares were purchased and all Shares tendered and not properly withdrawn will be returned in accordance with the provisions of the Offer.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

      Item 9 is hereby amended and supplemented by the addition of the following exhibits thereto:

      (a)(11)     Press Release

                                    SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           WESTPOINT STEVENS INC.

                                           By: /s/ Christopher N. Zodrow
                                               ---------------------------------
                                               Christopher N. Zodrow
                                               Vice President and Secretary
Date:  November 29, 1999

                                INDEX TO EXHIBITS



                     Item                  Description
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                     (a)(11)              Press Release